Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our condensed consolidated interim financial statements for the six month period ended June 30, 2022 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2022.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are involved in the production of renewable and clean energy. We own seven PV Plants that are operating and connected to their respective national grids as follows: (i) five photovoltaic plants in Spain with an aggregate installed capacity of approximately 35.9 MWp, (ii) 51% of Talasol, which owns a photovoltaic plant with an installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad Energy Ltd., or Dorad, (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the municipality of Latina, Borgo Bainsizza, Lazio Region, Italy, (iii) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively, and (iv) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara PSP.

The following table includes information concerning our revenues per facility:

Name	Installed/ production Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the six months ended June 30, 2021 (in thousands)[2]	Revenue in the six months ended June 30, 2022 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed panels	July 2010	N/A	€423	€601
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€314	€442
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€539	€716
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed panels	June 2011	N/A	€258	€322
“Talmei Yosef”	9,400 kWp	Talmei Yosef, Israel	PV – Fixed panels	November 2013	1.0185[3] (NIS/kWh)	€590[4]	€556[4]
“Talasol”	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed panels	December 2020	N/A	€12,140[5]	€20,402
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	PV – Fixed panels	June 2022	N/A	-	€327[6]
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	Biogas	November 2017	N/A	€1,727	€1,354
“Goren Gas Oude-Tonge”	3.8 million Nm3 per year	Oude-Tonge, the Netherlands	Biogas	June 2018	N/A	€1,552	€1,417
“Groen Gas Gelderland”	7.5 million Nm3 per year[7]	Gelderland, the Netherlands	Biogas	April 2017	N/A	€2,850	€3,059

1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.  These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3. The initial tariff of NIS 0.9631/kWh was fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff was NIS 0.9946/kWh in 2021 and increased to NIS 1.0185/kWh in 2022.

4. As a result of the accounting treatment of the Talmei Yosef project as a financial asset, out of total proceeds from the sale of electricity of approximately €2.3 million for the six months ended June 30, 2021 and 2022, only revenues related to the ongoing operation of the plant in the amount of approximately €0.6 million for each of the six month periods ended June 30, 2021 and 2022, are recognized as revenues.

5. The Talasol PV Plant is 51% owned by us. It was connected to the Spanish national grid at the end of December 2020 and achieved PAC (Preliminary Acceptance Certificate) on January 27, 2021. Revenues were recorded commencing the connection to the grid.

6. This plant was connected to the Spanish national grid in June 2022 and achieved PAC on July 20, 2022. Revenues were recorded commencing the connection to the grid in June 2022.

7. This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

Operating Results

Segments

Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Spain, Israel and Italy), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Bio Gas) in the Netherlands (iv) pumped storage hydro power plant in Manara, Israel (v) Talasol and (vi) Ellomay Solar. For more information see note 9 of our condensed consolidated interim financial statements as at June 30, 2022.

Results of Operations

Six Months Ended June 30, 2022 Compared with Six Months Ended June 30, 2021

Revenues

Revenues were approximately €29.2 million for the six months ended June 30, 2022, compared to approximately €20.4 million for the six months ended June 30, 2021. This increase is mainly attributable to the substantial increase in electricity prices in Spain.

Revenues by Segments

	Six months ended June 30,		June 30, 2022 vs. June 30, 2021 Change
(Euro in thousands)	2022	2021	€	%
Spanish PV segment	2,081	1,534	547	36%
Ellomay Solar PV segment	327	-	327	100%
Talasol PV Segment	20,402	12,140	8,262	68%
Israeli PV segment	2,246	2,130	116	5%
Netherlands biogas segment	5,830	6,129	(299)	(5)%
Dorad segment	26,756	22,940	3,816	17%

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €2.1 million for the six months ended June 30, 2022, compared to approximately €1.5 million for the six months ended June 30, 2021. The increase mainly resulted from the increase in electricity prices in Spain.

Ellomay Solar PV Segment.  Revenues from our Ellomay Solar PV segment were approximately €0.3 million for the six months ended June 30, 2022, compared to 0 for the six months ended June 30, 2021. The Ellomay Solar PV Plant was connected to the Spanish national grid on June 11, 2022 and therefore no revenues were generated or recognized prior to such date.

Talasol PV Segment.  Revenues from our Talasol PV segment were approximately €20.4 million for the six months ended June 30, 2022, compared to approximately €12.1 for the six months ended June 30, 2021. The increase resulted from the increase in electricity prices in Spain.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €2.3 million for the six months ended June 30, 2022, compared to approximately €2.1 million for the six month period ended June 30, 2021. The increase in revenues is due to the translation from NIS to Euro resulting from the strengthening of the NIS against the Euro.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €5.8 million for the six months ended June 30, 2022, compared to approximately €6.1 million for the six months ended June 30, 2021. The decrease in revenues is due to malfunctions in the production process that were repaired after the balance sheet date.

Dorad Segment.  Our share in the revenues of Dorad was approximately €26.8 million (approximately NIS 95.7 million) for the six months ended June 30, 2022, compared to approximately €22.9 million (approximately NIS 90.3 million) for the six months ended June 30, 2021. The increase in Dorad’s revenues is mainly due to increased production and an increase in tariff and in the electricity sold to Dorad’s customers for the six months ended June 30, 2021.

Operating Expenses and Depreciation Expenses

Operating expenses were approximately €13.1 million for the six months ended June 30, 2022, compared to approximately €7.6 million for the six months ended June 30, 2021. The increase in operating expenses is mainly attributable to the introduction of the Spanish RDL 17/2021 that established the reduction, until June 30, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses also resulted from the biogas operations in the Netherlands that was impacted by the war in Ukraine causing shortages in certain raw materials and an increase in delivery prices. Depreciation and amortization expenses were approximately €8 million for the six months ended June 30, 2022, compared to approximately €7.1 million for the six months ended June 30, 2021. The increase in depreciation and amortization expenses is mainly attributable to the recognition of results of the Talasol PV Plant for the entire first half of 2022, compared to a partial recognition (commencing upon the achievement of PAC of the Talasol PV Plant on January 27, 2021) in 2021.

Operating Expenses by Segments

	Six months ended June 30,		June 30, 2022 vs. June 30, 2021 Change
(Euro in thousands)	2022	2021	€	%
Spanish PV segment	100	423	(323)	(76)%
Ellomay Solar PV segment	191	-	191	100%
Talasol PV Segment	7,088	2,054	5,034	245%
Israeli PV segment	214	170	44	25%
Netherlands biogas segment	5,538	4,925	613	12%
Dorad segment	20,769	18,049	2,720	15%

Spanish PV Segment. Operating expenses in connection with our Spanish PV segment were approximately €0.1 million for the six months ended June 30, 2022, compared to approximately €0.4 million for the six months ended June 30, 2021. The decrease resulted from repair works carried out at the Rinconada II PV Plant due to damage caused by theft in 2021. We received indemnification for such damage from the insurance company in 2022.

Ellomay Solar PV Segment.  Operating expenses in connection with our Ellomay Solar PV segment were approximately €0.2 million for the six months ended June 30, 2022, compared to 0 for the six months ended June 30, 2021. The Ellomay Solar PV Plant was connected to the Spanish national grid on June 11, 2022 and therefore no operating expenses were recognized prior to such date.

Talasol PV Segment.  Operating expenses in connection with our Talasol PV segment were approximately €7.1 million for the six months ended June 30, 2022, compared to approximately €2.1 million for the six months ended June 30, 2021. The increase resulted mainly from the introduction of the Spanish RDL 17/2021 that established the reduction, until June 30, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government.

Israeli PV Segment. Operating expenses in connection with our Israeli PV segment were approximately €0.2 million for each of the six month periods ended June 30, 2022 and 2021.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €5.5 million for the six months ended June 30, 2022, compared to approximately €4.9 million for the six months ended June 30, 2021. The increase is mainly attributable to the impact of the war in Ukraine causing shortages in certain raw materials and an increase in delivery prices.

Dorad Segment. Operating expenses in connection with our Dorad segment were approximately €20.8 million (approximately NIS 74.3 million) for the six months ended June 30, 2022, compared to approximately €18 million (approximately NIS 71 million) for the six months ended June 30, 2021. The increase in Dorad’s operating expenses is mainly due to an increase in gas consumption and increased tariff.

Project Development Costs

Project development costs were approximately €1.6 million for the six months ended June 30, 2022, compared to approximately €1.1 million for the six months ended June 30, 2021. The increase in project development costs is mainly due to expenses in connection with the advancing development of photovoltaic projects in Italy.

General and Administrative Expenses

General and administrative expenses were approximately €3.3 million for the six months ended June 30, 2022, compared to approximately €2.6 million for the six months ended June 30, 2021. The increase is mostly due to increased D&O liability insurance costs, increase in the management fee paid pursuant to the new Management Services Agreement effective July 1, 2021, and an increase in salaries paid to employees.

Share of Losses of Equity Accounted Investee

Our share of losses of equity accounted investee, after elimination of intercompany transactions, was approximately €0.6 million for the six months ended June 30, 2022, compared to a loss of approximately €0.8 million in the six months ended June 30, 2021.

Financing Expenses, Net

Financing expenses, net was approximately €2.2 million for the six months ended June 30, 2022, compared to approximately €6.1 million for the six months ended June 30, 2021. The decrease in financing expenses, net, was mainly due to the following:

•
income resulting from exchange rate differences amounting to approximately €2.6 million in the six months ended June 30, 2022, mainly in connection with the NIS cash and cash equivalents and the Company’s NIS denominated debentures caused by the 3.3% appreciation of the euro against the NIS during the six months ended June 30, 2022, compared to expenses in the amount of approximately €0.2 million for the six months ended June 30, 2021, caused by the 0.8% devaluation of the euro against the NIS during the six months ended June 30, 2021;

•	income resulting from indexation to the increases in the Israeli consumer price index (CPI); and

•	expenses recorded in 2021 amounting to approximately €0.8 million in connection with the early repayment of the Company’s Series B Debentures.

Taxes on Income

Taxes on income were approximately €1.1 million for the six months ended June 30, 2022, compared to approximately €0.3 million for the six months ended June 30, 2021. The increase is mainly due to the substantial increase in electricity prices in Spain, resulting in higher taxable income of our Spanish subsidiaries.

Loss

Loss was approximately €0.6 million for the six months ended June 30, 2022, compared to a loss of approximately €5.2 million for the six months ended June 30, 2021.

Total Other Comprehensive Loss

Total other comprehensive loss was approximately €34.8 million for the six months ended June 30, 2022, compared to approximately €4.7 million for the six months ended June 30, 2021. The increase in total other comprehensive loss mainly resulted from changes in fair value of cash flow hedges, including a material reduction in the fair value of the financial power swap, or PPA, that covers approximately 80% of the output of the Talasol PV Plant. The PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact our consolidated net profit/loss or our consolidated cash flows. As we control Talasol, the total impact of the changes in fair value of the PPA (including the minority share) is consolidated into our financial statements and total equity. Alongside the decrease in fair value of the PPA, the increase in the electricity prices has a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the PPA, resulting in an expected increase in Talasol’s net income and cash flows.

Total Comprehensive Loss

Total comprehensive loss was approximately €35.4 million for the six months ended June 30, 2022, compared to approximately €9.9 million for the six months ended June 30, 2021.

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV Plants, in the WtE Plants and in the Talasol PV Plant are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant and the Manara PSP is denominated in NIS and the financing we and Talasol have obtained in connection with our Spanish PV Plants is denominated in euro and bears interest that is based on EURIBOR rate and the Talasol New Financing is denominated in Euro. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro.

	Year ended December 31,		Six months ended June 30,
	2021	2020	2022	2021
Appreciation (Devaluation) of the euro against the NIS	(10.8)%	1.7%	3.3%	(1.8)%

The representative NIS/euro exchange rate was NIS 3.6364 for one euro on June 30, 2022 and NIS 3.875 for one euro on June 30, 2021. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2022 and 2021 were NIS 3.577 and NIS 3.936 for one euro, respectively. The exchange rate as of September 1, 2022 was NIS 3.3690 for one euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, whether related to the Covid-19 pandemic or otherwise or continued financial distress of the IEC could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing plants or to revise the incentive regimes that currently governs the sale of electricity in Spain, the Netherlands, Israel and Italy.

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Liquidity and Capital Resources

General

As of September 1, 2022, we held approximately €49.9 million in cash and cash equivalents, approximately €1.8 million in marketable securities, approximately €19.5 million in long term deposits and approximately €25 million in restricted short-term and long-term cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to implement our project development plans and to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various project finance agreements in connection with the financing of our Spanish PV Plants, including the Talasol PV Plant, the Talmei Yosef PV Plant, the Netherlands Biogas Plants and of the Manara PSP. In March 2017 we issued the Series B Debentures, which were repaid by us in full in March 2021. In July 2019, October 2020, February 2021 and October 2021 we issued the Series C Debentures and in February 2021 we issued the Series D Convertible Debentures. In addition, during January and February 2021, Israeli institutional investors exercised warrants previously issued to them in a private placement. We will require additional funds in order to advance the projects that are currently under development or that will be developed in the future. For more information concerning our financing activities, see “Item 5.B. Liquidity and Capital Resources” of our Annual Report.

On June 6, 2022, the holders of our Series C Debentures approved an amendment to the Series C Deed of Trust, which provides for certain revisions to the financial covenants and for the increase of the annual interest rate payable on the principal of the Series C Debentures by 0.25% from 3.3% to 3.55%, commencing on June 6, 2022.

As of June 30, 2022, we had working capital deficiency of approximately €25.4 million. The working capital deficiency as of June 30, 2022 resulted from the recording of current maturities of derivatives in the amount of approximately €39 million as a result of the decrease in the fair value of the PPA executed in connection with the Talasol PV Plant. These current maturities do not impact our cash flows. Taking into account the nature of the current maturities, in our opinion our working capital is sufficient for our present requirements.

Upon the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist in our consolidated financial results or statements, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures.

One possible “warning sign” is the existence of a working capital deficiency (if the board of directors of the company does not determine that the working capital deficiency is not an indication of a liquidity problem). In examining the existence of warning signs as of June 30, 2022, our Board of Directors noted the working capital deficiency as of June 30, 2022. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of June 30, 2022 does not indicate a liquidity problem. In making such determination, our board of directors noted the following: (i) the deficiency in working capital resulted from the recording of current maturities of derivatives in the amount of approximately €39 million as a result of the decrease in the fair value of the PPA executed in connection with the Talasol PV Plant, which does not impact our cash flow as Talasol’s revenues from the sale of electricity are expected to exceed its liability and payments to the PPA provider, (ii) pursuant to the applicable accounting rules, we are required to recognize the fair value of expected future payments to the PPA provider as a liability but do not recognize the expected revenues from the Talasol PV Plant as assets, resulting in an increase in current liabilities and a working capital deficiency, and (iii) our operating subsidiaries generated a positive cash flow during the year ended December 31, 2021 and the six month periods ended June 30, 2022 and 2021.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2022, we held approximately €60 million in cash and cash equivalents, approximately €1.8 million in marketable securities and approximately €24.7 million in short-term and long-term restricted cash, compared with approximately €41.2 million was in cash and cash equivalents, approximately €1.9 million in marketable securities, approximately €28.4 million in short-term deposits and approximately €16.6 million long-term restricted cash and deposits we held at December 31, 2021. The change in cash and cash equivalents is mainly due to the refinancing of Talasol’s debt.

From 2017 through September 1, 2022, we made capital expenditures in an aggregate amount of approximately NIS 48.6 million (approximately €14.4 million) in connection with the acquisition of the Talmei Yosef PV Plant. The aggregate capital expenditures in connection with the Manara PSP through September 1, 2022 were approximately NIS 337 million (approximately €92.6 million as per the exchange rate as of June 30, 2022). From 2017 through September 1, 2022, capital expenditures incurred by the project companies in connection with the Waste-to-Energy projects in the Netherlands was approximately €35.8 million. From 2017 through September 1, 2022, we made aggregate capital expenditures of approximately €256.9 million in connection with our operating Spanish PV Plants. Our aggregate capital expenditures in connection with PV Plants under development and construction in Europe and Israel, including amounts recorded in project development costs, was approximately €8.5 million.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2022	2021
	(euro in thousands)
Net cash provided by operating activities	8,017	7,269
Net cash used in investing activities	(3,249)	(53,636)
Net cash provided by financing activities	17,082	44,292
Exchange differences on balances of cash and cash equivalents	(3,128)	2,489
Increase in cash and cash equivalents	18,722	414
Cash and cash equivalents at beginning of period	41,229	66,845
Cash and cash equivalents at end of period	59,951	67,259

Operating activities

In the six months ended June 30, 2022, we had a loss of approximately €0.6 million. Net cash provided by operating activities was approximately €8 million. The net cash provided by operating activities for the six months ended June 30, 2022 included a nonrecurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant in the amount of approximately €3.2 million.

In the six months ended June 30, 2021, we had a loss of approximately €5.2 million. Net cash provided by operating activities was approximately €7.3 million.

Investing activities

Net cash used in investing activities was approximately €3.2 million in the six months ended June 30, 2022, primarily due to investments in the Ellomay Solar PV Plant and the Manara PSP, partially offset by proceeds from short term deposits.

Net cash used in investing activities was approximately €53.6 million in the six months ended June 30, 2021, primarily due to the Talasol PV Plant and the Manara PSP.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2022 was approximately €17.1 million, resulting mainly from proceeds from long term loans from banks and others, including the refinancing of Talasol’s debt, offset by the repayment of the previous financing of the Talasol PV Plant and repayments made on account of our Debentures.

Net cash provided by financing activities in the six months ended June 30, 2021 was approximately €44.3 million, resulting mainly from proceeds from long term loans from banks and others, proceeds from the exercise of warrants and from the issuance of our Series C and Series D Debentures, offset by the early repayment of our Series B Debentures and the partial principal repayment of our Series C Debentures.

As of June 30, 2022, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2022, our total current assets amounted to approximately €78.5 million, of which approximately €60 million was in cash and cash equivalents, compared with total current liabilities of approximately €103.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2021, our total current assets amounted to approximately €82.8 million, of which approximately €67.3 million was in cash and cash equivalents, compared with total current liabilities of approximately €52 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our condensed consolidated interim financial statements (unaudited), which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report, in note 2 of our consolidated annual financial statements and in note 2 of our condensed consolidated interim financial statements as at June 30, 2022, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands Biogas Projects are denominated in euros and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our Italian PV Plants and the Netherlands Biogas Projects is denominated in euros and the financing we have in connection with our Italian PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we previously utilized forward transactions to manage the foreign exchange risk resulting from our euro based operations and we entered into a Cross Currency Swap transaction in connection with the issuance of our Series C Debentures.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction, including transactions entered into in connection with the project finance agreement of the Talasol Project, see note 7 of our condensed consolidated interim financial statements as at June 30, 2022.

On August 17, 2022 the company closed the currency swap transaction at a mark to market price of approximately EUR 3.8 million and recorded the proceeds to be received in the same amount against the hedging reserve. The hedging reserve will be recorded as financing expenses over the life of Series C Debentures.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please see also note 1 of our condensed consolidated interim financial statements as at June 30, 2022 for additional disclosure in connection with the Covid-19 pandemic and the military conflict between Russia and Ukraine. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.